Filed Pursuant to Rule 433

Registration Statement No. 333-170668

January 27, 2011

Pricing Term Sheet

Darling International Inc.

24,193,548 Shares

This term sheet to the preliminary prospectus supplement dated January 24, 2011, should be read together with the preliminary prospectus supplement before making a decision in connection with an investment in the securities. The information in this term sheet supersedes the information contained in the preliminary prospectus supplement to the extent that it is inconsistent therewith. Terms used but not defined herein have the meaning ascribed to them in the preliminary prospectus supplement.

Issuer:	Darling International Inc. (the “Company”)

Symbol / Exchange:	DAR / The New York Stock Exchange (the “NYSE”)

Shares offered by the Company:	24,193,548 shares

Maximum number of shares to be sold in over-allotment option by the Selling Stockholders:	3,629,032 shares

Price to public:	$12.70 per share

Net proceeds to the Company:	$292 million (after deducting underwriting discounts and estimated net offering expenses)

Last reported sale price (January 27, 2011):	$12.96

Trade Date	January 28, 2011

Closing Date:	February 2, 2011

CUSIP Number:	237266101

Underwriters:	Goldman, Sachs & Co. BMO Capital Markets Corp. J.P. Morgan Securities LLC Stephens Inc.

We have filed a registration statement (including a prospectus and preliminary prospectus supplement) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus and preliminary prospectus supplement included in that registration statement and other documents we have filed with the SEC for more complete information about us and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, we or the underwriters will arrange to send you the prospectus if you request it by calling Goldman, Sachs & Co. toll-free at 1-866-471-2526 or by emailing prospectus-ny@ny.email.gs.com.